Exhibit 99.1

Intec Pharma to Nominate Dr. John W. Kozarich as Chairman of the Board of Directors

Jerusalem, Israel, May 16, 2016 — Intec Pharma Ltd. (Nasdaq: NTEC; TASE: INTP), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary drug delivery platform technology, the Accordion Pill, announced today that the board of directors of the company nominated Dr. John W. Kozarich to act as its chairman.

Dr. Kozarich has nearly 40 years of experience in the biopharmaceutical industry and academia. Since 2007, he has served as Chairman of Ligand Pharmaceuticals (NASDAQ: LGND), a leading biopharmaceutical company. Ligand has partnerships and license agreements with 85 pharmaceutical and biotechnology companies, over 30 of which are accessing Ligand’s proprietary drug delivery technology, Captisol®.

In addition, Dr. Kozarich serves as the Chairman and President of ActivX Biosciences, which was acquired by Kyorin Pharmaceuticals of Japan in 2004. He has also served as Vice President at Merck Research Laboratories and was the first head of R&D of Alkermes in the early 90’s. In 2014, Dr. Kozarich was named Director of the Year for Companies in Transition by the Corporate Directors Forum for his work at Ligand and ActivX.

Dr. Kozarich previously held full professorships at the University of Maryland and at the Yale School of Medicine and is currently an adjunct professor of Chemical Physiology at the Scripps Research Institute. Dr. Kozarich holds a B.S. in chemistry from Boston College and a Ph.D. in biological chemistry from the Massachusetts Institute of Technology. In addition, Dr. Kozarich was an NIH Postdoctoral Fellow at Harvard University.

“We are extremely pleased to have John as our Chairman of the Board,” said Zeev Weiss, chief executive officer and director at Intec Pharma. “John brings vast leadership experience in transforming exciting technologies into business success. As a Chairman, he helped to build Ligand into a leading biopharmaceutical company, establishing industry partnerships with leading pharmaceutical and biotechnological companies and generating value to Ligand shareholders. John's proven ability to successfully create shareholder value, based on breakthrough drug delivery technologies, made him the ideal candidate to be the Chairman of Intec Pharma.”

“Intec’s conceptually simple but technologically sophisticated Accordion Pill is poised to achieve global recognition as a significant advance in the oral delivery of a wide range of drugs in need of formulation improvements,” said Kozarich. “I am honored to be considered for the chairmanship and to have the opportunity to work with Intec’s talented management team and board of directors to take the company to the next levels.”

The appointment of Dr. Kozarich will be brought to the approval of the company's shareholders in the next annual general meeting. If approved by the general meeting, Dr. Kozarich will assume office on the later of July 1, 2016 or the date of the meeting. In connection with the annual general meeting, the company will mail a proxy statement to its shareholders and furnish a copy of the proxy statement to the Securities and Exchange Commission on Form 6-K. The proxy statement will contain additional information on the nomination and its terms.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug induced ulcers.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.  Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company's control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled "Risk Factors" in the company's filings with the Securities and Exchange Commission, and include the following: the company's ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company's clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company's drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company's products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com

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